18005102

Annual Audited Report Form X-17A-5 Part III (Facing Page/Affirmation)

SEC Mail Processing Section
MAR 05 2018
Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 69624

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/6/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OpenDoor Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square place Suite 1500
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller, LLP
(Name – *if individual, state last, first, middle name*)

800 East 96th St. Suite 500 (Address) Indianapolis (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OPENDOOR SECURITIES, LLC
(LIMITED LIABILITY CORPORATION)
December 31, 2017

OATH OR AFFIRMATION

I, John M. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OpenDoor Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Administrative Officer
Title

Notary Public

KENNETH M. WACHTELL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 8/15/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPENDOOR SECURITIES, LLC
(LIMITED LIABILITY CORPORATION)
December 31, 2017

Table of Contents

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Member
OpenDoor Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OpenDoor Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of OpenDoor Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of OpenDoor Securities, LLC's management. Our responsibility is to express an opinion on OpenDoor Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OpenDoor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have been engaged as OpenDoor Securities, LLC's auditor for this initial audit period since October 2016.

Indianapolis, Indiana
February 28, 2018

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Financial Statements:

Statement of Financial Condition
December 31,2017

ASSETS

Cash & Cash Equivalents	$	14,453,304
Intangible Assets, net		3,922,769
Prepaid Expenses & Other		331,489
Receivable from Related Party		8,185
TOTAL ASSETS	**$**	**18,715,747**

LIABILITIES & MEMBERS EQUITY

Liabilities:		
Accrued Liabilities	$	439,024
Accounts Payable	$	364,675
Due to Affiliate	$	7,690
Liabilities		**811,389**
Members Equity		**17,904,358**
TOTAL LIABILITES & MEMBERS EQUITY	**$**	**18,715,747**

See accompanying Notes to the Financial Statements

Notes to Financial Statements

NOTE A: ORGANIZATION AND NATURE OF THE BUSINESS

OpenDoor Securities, LLC ("OpenDoor" or "the Company") is a limited liability company incorporated in the State of Delaware. It is a wholly owned subsidiary of OpenDoor Trading, LLC ("Parent"), a limited liability company incorporated in the State of Delaware. The Company is subject to the rules and regulations of the Securities Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation. The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3.

OpenDoor operates an all to all session-based fixed income trading platform focusing primarily on Off-the-Run U.S. Treasury Securities and TIPS. OpenDoor's customers include many of the world's largest asset managers, pension funds, primary dealers, insurance companies, sovereign wealth funds, hedge funds and trading firms

The Company was incorporated in January 2015 and became a FINRA registered broker-dealer on December 6, 2016.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the U.S ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Revenue Recognition

The Company earns its revenues by charging a transaction cost on all trades executed on its trading platform. The Company recognizes revenues on a trade date basis as transactions occur. Interest income is recorded on an accrual basis.

3. Cash & Cash Equivalents

Cash & cash equivalents consist of cash on deposit and money market accounts. The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

4. Amortizable Intangible Assets

Intangible assets are considered long-lived assets and are comprised of software development and patent costs. Assets are carried at cost, less accumulated amortization. The Company amortizes these assets using a straight-line method over the estimated useful lives of the various classes of assets. Software development costs are amortized over a three-year life and patent costs, once approved, will be amortized over a twenty-five year life. Management performs an analysis of impairment of these assets to determine if they are recoverable. When changes occur, the assets would be written-off to expense. The Company has determined that there is no impairment of assets for the period.

5. Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. No provision has been made for income taxes in the accompanying statement of financial condition, since all items of income or loss are required to be reported on the income tax returns of the Parent member, who is responsible for any taxes thereon.

The Company's member is no longer subject to US Federal and State income tax examinations by tax authorities for all years before 2014.

6. Incentive Unit Compensation

The Company's Parent, OpenDoor Trading LLC, awards incentive units to Company employees, directors and other key individuals at fair value pursuant to the 2015 Restricted Unit Plan. This Plan is considered an Equity Plan. The Company accounts for the expense, associated with these awards, allocated to the Company by the Parent, as compensation expense. Awards are measured based on the fair value of the unit at the date of grant and are expensed over the vesting period defined in the Restricted Incentive Unit Agreements.

As of December 31,2017, the Company had 2,877,099 unvested units.

7. Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued.

NOTE C: AMORTIZABLE INTANGIBLE ASSETS

Amortizable Intangible assets are comprised of the following as of Dec 31, 2017:

Software Development, Gross	$ 4,560,942
Patents, Gross	$ 56,102
Less: Accumulated Amortization	$ (694,275)
Net Amortizable Intangible Asset	**$ 3,922,769**

Expenditures for on-going technology system maintenance are expensed as incurred, while betterments that materially extend the life of an asset are capitalized. The primary costs that were capitalized relate to certain external and internal costs incurred during the application development stage of the software. The Company began amortizing the software when it was determined to be commercially feasible.

NOTE D: RELATED PARTY TRANSACTIONS

Hartfield, Titus & Donnelly, LLC ("HTD")

OpenDoor has entered into a Services Agreement with HTD, a FINRA registered broker-dealer. Under that agreement and in return for services described in this note, HTD has ownership in OpenDoor through Units issued by Parent. The Company is not the counterparty to transactions executed on its platform and does not maintain any customer accounts. All transactions are executed by HTD and cleared via its fully disclosed clearing arrangement with Hilltop Securities, Inc, a GICC member firm.

The Services Agreement stipulates transaction fee payments, clearing costs and other allocated fixed expenses incurred by HTD and payable by the Company. Fixed expenses include office space rent and facilities. All rent is accrued on the statement of financial condition. The Company had amounts of $56,341 due to HTD as of December 31, 2017 which are included in accrued liabilities and accounts payable. The Company had a receivable of $8,185 from HTD as of December 31, 2017 included in accounts receivable and represents transaction fees earned during the Period.

OpenDoor Trading, LLC ("Parent")

OpenDoor has an expense-sharing policy with its Parent. OpenDoor is 100% owned by the Parent who maintains separate books and records. As of December 31, 2017, the Company had receivable from the Parent of $299 and a payable to the parent of $7,690.

NOTE E: CONTINGENCIES

The Company is not involved in or aware of any pending litigation. The Company is currently in arbitration with an ex-employee. The arbitration is on-going, and the Company reasonably expects a favorable outcome. There is no settlement expense accrued on the balance sheet, since no monetary amounts can be estimated at this time.

NOTE F: NET CAPITAL REQUIRMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not to exceed 15 times Net Capital. At December 31, 2017, the Company had Net Capital of $13,641,915, which was $13,587,822 in excess of the required Net Capital. The Company's percentage of aggregate indebtedness to net capital was 5.95% as of December 31, 2017.

NOTE G: RETIREMENT BENEFIT PLANS

OpenDoor adopted the OpenDoor Securities, LLC 401(K) Profit and Sharing Plan and Trust covering voluntary contributions by employees and the Company's safe harbor matching contributions. Eligibility is extended to all full-time employees.

OPENDOOR

OPENDOOR SECURITIES, LLC

(LIMITED LIABILITY CORPORATION)

December 31, 2017